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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of     February     , 2001

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F    X      Form 40-F __________


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __________      No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit I is a copy of an announcement of Frontline
Ltd. (the "Company"), dated February 5, 2001.

Attached as Exhibit II is a copy of an announcement of the Company dated February 6, 2001.














































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                            Exhibit I

FRO: NEWBUILDING PROGRAM

Frontline has during the last year discussed a variety of newbuilding options with Korean and Japanese yards. Frontline has now concluded these discussions by signing a total of five newbuilding contracts. Two Suezmaxes have been ordered with the Sasebo Shipyard in Japan for delivery in August and October 2001, and three VLCCs have been ordered with Hitachi for delivery in April, August and October 2002. The total newbuilding project will have a cost of approximately USD 330 million, and will be paid through a competitive installment plan until delivery.

It is assumed that the five contracts in total will need less than USD 100 million in equity. This amount, plus the equity need for financing of the 51 % of the two Golar VLCCs, is likely to be more than covered through Frontline's free cash flow in the first quarter of 2001. It is not likely that any additional new equity or any additional cash will be needed to fund the newbuildings.

The three VLCC contracts were negotiated and entered into by Seatankers Management Co. Ltd., an affiliated party of Hemen Holdings. Seatankers has through historic ties a very close relationship with Hitachi. The contracts have been transferred to Frontline based on a contract price of USD 72.5 million per vessel plus technical extras of approximately USD 1.2 million. Frontline has in connection with the transfer asked three shipbrokers to give their appraisals of the contracts. The average valuation indicates that the three contracts already have an instant excess value of USD 15 - 20 million.

The contract price of the Suezmaxes is approximately USD 6
million per ship lower than what has recently been paid for 2001 resale tonnage.

The Board of Frontline considers that the instant excess value in the contracts compensates the fact that the equity, which will be tied up in the project, could have been used to buy back shares at a discount to Net Asset Value.

The ordering of the five ships confirms Frontline's strategy to keep one of the youngest fleets in the industry. Frontline has in the negotiation process considered alternative opportunities to take over existing newbuilding projects or to buy recently delivered ships. It has been the Board's preference not to add additional capacity to the market. However, the five contracts stand out as favorable to any alternative project based on an evaluation of price and delivery window.




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Frontline's Board has currently no further plans to increase the size of the company's newbuilding commitment.



February 5, 2001
Hamilton, Bermuda














































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                           Exhibit II

FRO: Mandatory notification of trade

Frontline has through market purchases executed 6 February 2001 bought back 200,000 of the Company's common shares. The shares have been bought back at a price of NOK 107.18.

Further, holders of Frontline warrants have exercised 142
warrants. Frontline has in exchange for proceeds equal to USD222 issued 14 shares.

Total number of outstanding shares after this is 76,901,525. The shares have been acquired in accordance with the Board authorization to buy back shares. Including the mentioned transaction 2,887,145 shares have been acquired within a total of 3,500,000 authorized.


Hamilton, Bermuda
6 February, 2001

Contact person: Tom E. Jebsen, +47 23 11 40 00






























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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ------------------------
                             (Registrant)



Date   February 7, 2001      By  /s/ Kate Blankenship
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                             Kate Blankenship
                             Secretary


































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